TRAQIQ, INC.
ADDENDUM TO 6% CONVERTIBLE PROMISSORY NOTE

This is an Addendum to the 6% Convertible Promissory Note dated August 1, 2017, issued by maker TraqIQ, Inc., to payee, Dharam V. Sikka, in the principal amount of $20,000, and at the annual simple interest rate of 6% per annum payable on January 30, 2018 (the "Note").

The parties desire to rollover the Note and extend the maturity date of the Note from January 15, 2018 to and including July 31, 2018, upon the same terms and conditions set forth in the Note.

Dated: January 30, 2018

MAKER:
TRAQIQ, INC.

By: ______________________________
Name: Ajay Sikka
Title: President and CEO

PAYEE:

By: ______________________________
Name: Dharam V. Sikka